July 15, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4631

Attention:	John Cash, Accounting Branch Chief
Leland Benton, Staff Attorney
Ernest Greene, Staff Accountant

RE:	TriMas Corporation
Form 10-K for the Year Ended December 31, 2013
Filed February 20, 2014
Definitive Proxy Statement on Schedule 14A Filed April 2, 2014
File No. 1-10716

Ladies and Gentlemen:

TriMas Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 3, 2014, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Form 10-K”) filed February 20, 2014 and the Definitive Proxy Statement on Schedule 14 (the “Proxy Statement”) filed April 2, 2014.

Below is the Company’s response. For the convenience of the Staff, we have repeated each of the Staff’s comments before our response.

Definitive Proxy Statement on Schedule 14A filed on April 2, 2014

Executive Compensation—Compensation Disclosure and Analysis, page 25

The Role of Compensation Benchmarking and Peer Group Assessment, page 30

1.

We note your policy of setting target compensation levels at market median with an opportunity to earn above market awards when shareholders have above market return. We further note that comment seven of our letter dated November 2, 2010 asked that you disclose the benchmarked parameters, where actual payments fell in the targeted

United States Securities and Exchange Commission

July 15, 2014

parameters for each element of compensation, and the reasons why compensation fell outside of the targeted range, to the extent applicable. We are unable to locate such disclosure. Please include such disclosure in future filings and show us supplementally what your disclosure would look like.

Response:

In future filings, the Company will disclose and provide analysis of any benchmarked parameters used to establish target compensation levels, where actual payments fell compared to the targeted parameters for each regular element of compensation, and – to the extent applicable and material – the reasons why compensation fell outside of the targeted range.

The following is provided supplementally as an example (with respect to the 2013 compensation of the Company’s named executive officers (“NEOs”)) of how the Company currently expects this type of disclosure and analysis will appear in future filings:

“The Compensation Committee continues to believe that reviewing market benchmark pay data is an important element in ensuring that the overall executive compensation program remains competitive. For 2013, the Committee’s initial objective was to set target compensation levels for each of the NEOs at the size-adjusted market median, with an opportunity to earn above market short-term and long-term incentive awards if shareholders received above market returns. However, the Compensation Committee did not rigidly rely on this market data, but considered other factors such as overall Company and individual performance, tenure in current role, increasing complexities in certain businesses due to geographic, product and acquisition expansion, general business conditions and the goals of retaining and motivating leadership talent when determining final target pay.

Based on competitive market data provided by Meridian, the Company made compensation decisions for 2013 that resulted in positioning relative to the benchmark group market median as documented in the table below. For purposes of documentation in the below table, the Company considers the target compensation level for each element of compensation that is within plus or minus 10% of the market median as approximates median, or “AM.” Further explanation is provided below for compensation decisions outside of this range.

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July 15, 2014

Named Executive Officer	Base Salary	Target Short-term Incentive	Target Long-term Incentive	Target Total Compensation	Rationale/Considerations
CEO	AM	+18%	AM	+8%	The Committee held Mr. Wathen’s base salary essentially flat from 2010 through 2012, choosing to instead increase his target STI to above market median levels to provide at risk pay, acknowledging strong Company performance and Mr. Wathen’s skills and experience in the role.
CFO	AM	+12%	+11%	+17%	Target STI and LTI were above market median to reflect Mr. Zeffiro’s scope of responsibilities, individual performance, additional compliance responsibilities due to acquisitions and geographic expansion and to address general retention considerations.
General Counsel	+13%	AM	AM	+10%	Base salary for Mr. Sherbin was positioned above market median to reflect his experience, the increased complexity and compliance responsibilities resulting from changes in the Company’s legal structure due to acquisitions and international expansion and individual performance.
President – Packaging Systems	+28%	AM	-29%	+10%	The Committee made no changes to base salary in 2013 for Mr. Brooks as the established base pay is above the market median due to business unit performance and his tenure in the position. Long-term incentive opportunities were set below market to bring total compensation more in line with market.
President – Cequent Performance Products	+17%	AM	AM	+12%	Base salary was set above market median levels to reflect Mr. Benson’s business unit complexities (combining three separate businesses into one), historical individual and business performance and general retention considerations.

Award Determination and Payouts, page 36

2.	In future filings please ensure that you disclose the actual results achieved for each of your performance measures in addition to the payout earned as percent of target as opposed to simply stating “below target” or “above target.” We note that while some results, such as sales and cash flow, are disclosed elsewhere in your proxy statement, others, such as productivity gains, are not. Please refer to Item 402(b)(1)(v) of Regulation S-K.

United States Securities and Exchange Commission

July 15, 2014

Response:

In future filings, unless otherwise permitted under the Commission’s disclosure rules to withhold such information for materiality or competitive harm reasons, the Company will disclose the actual results achieved for each of its performance measures as opposed to providing only statements such as “below target” or “above target.”

3.	Please ensure that in future filings you discuss how difficult it will be for the named executive officer(s) to achieve the target set for % New Product/New Product Growth, or how likely it will be for the named executive officer(s) to achieve the target. We note the disclosure in footnote (1) to the tabular disclosure on page 36 refers to what is required to achieve this goal, but not the difficulty of doing so or likelihood of the achieving the goal. Please see Question 118.04 of the Compliance and Disclosure Interpretations for Regulation S-K and Instruction 4 to Item 402(b) of Regulation S-K. Please also note comment three of our letter dated December 3, 2010.

Response:

In future filings, to the extent applicable, the Company will discuss the difficulty and/or likelihood of achieving undisclosed target levels for the Company’s short-term incentive awards.

Transitional LTI, page 39

4.	We note that the amount of the Transitional LTI awards were based on predetermined performance goals, however it does not appear that you disclosed such goals. Please supplementally tell us the performance goals for the awards, the actual results, and how you calculated the amount of each Transitional LTI award.

Response:

The following is provided supplementally to describe the performance goals for the Transitional LTI awards, the actual results relative to such performance goals, and how the Company calculated the payout amount for each Transitional LTI award:

The Transitional LTI awards provided to the NEOs in 2012 represented performance-based opportunities, with 60% of the award to be earned based on earnings per share (“EPS”) growth in 2012 over 2011, and 40% of the award to be earned based on a compound annual growth in EPS in 2013 over 2011. Overall achievement could vary from 30% of the target award (assuming threshold performance) to 250% of the target award (assuming maximum performance), with no award earned if performance fell below threshold levels.

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July 15, 2014

The threshold, target and maximum growth rates (with resulting EPS amounts), achieved growth rates (with resulting EPS amounts) and resulting percentage of target award achieved for each portion of the Transitional LTI awards are summarized in the table below:

	Threshold		Target		Maximum		Achieved		% of Target Achieved
	Growth Rate	EPS	Growth Rate	EPS	Growth Rate	EPS	Growth Rate	EPS
2012 vs 2011 EPS	6%	$1.66	13%	$1.78	27%	$2.00	22%	$1.92	175%
2013 vs 2011 EPS	6%	$1.76	15%	$2.08	25%	$2.45	17%	$2.15	125%

The achieved growth rates and resulting EPS amounts for each year reported above were calculated with adjustments for acquisitions, divestitures, severance, business restructuring costs, debt refinancing and equity offering dilution pursuant to the terms of the Plan and as approved by the Compensation Committee of the Board of Directors.

Performance results were calculated at the conclusion of each performance period (December 31, 2012 and December 31, 2013, respectively), with payout amounts determined mathematically by multiplying the number of units per the target award for each NEO times the percent of target achieved (175% and 125%, respectively). The Transitional LTI awards were settled in shares in early 2013 and 2014, respectively.

Grants of Plan-Based Awards in 2013, page 47

5.	In future filings please reflect the equity payout portion of the STI plan under the column for Equity Incentive Plan Awards, or tell us why you believe the current disclosure is appropriate.

Response:

In future filings, to the extent the Company’s STI plan continues to involve at least partial payout of awards in equity, the Company will report the 80% portion of the STI award to be settled in cash in the “Non-Equity Incentive Plan Awards” columns, and the 20% portion of the STI award to be settled in equity in the “Equity Incentive Plan Awards” columns, of the Grants of Plan-Based Awards Table. The Company will make a corresponding adjustment to the footnotes to the Grants of Plan-Based Awards Table to clarify such disclosure consistent with the above.

United States Securities and Exchange Commission

July 15, 2014

6.	We note that you have reported the restricted stock awarded to each NEO as part of the 2012 STI awards in the Grants of Plan-Based Awards Table for 2013. Because the award was based on 2012 company performance, it appears that the award should be reported only in the 2012 table and not in the 2013 table. In future filings, please report the awards in the year in which all company decisions necessary to determine the value of the awards are made, even if the amount of the awards are not determined until the following fiscal year. See Question 119.23 of the Compliance and Disclosure Interpretations for Regulation S-K.

Response:

In future filings, to the extent the Company’s STI plan continues to involve at least partial payout of awards in equity, pursuant to Question #5 above, the Company will report the 80% portion of the STI award to be settled in cash in the “Non-Equity Incentive Plan Awards” columns, and the 20% portion of the STI award to be settled in equity in the “Equity Incentive Plan Awards” columns, of the Grants of Plan-Based Awards Table. By doing so, the awards will be reported in the Grants of Plan-Based Awards Table for the year in which all Company decisions necessary to determine the value of the awards were made. The Company will also discontinue its historical disclosure in the “All Other Stock Awards” column in the Grants of Plan-Based Awards Table the following year when the amount of the awards is determined.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (248) 631-5496.

Sincerely,

/s/ A. Mark Zeffiro

A. Mark Zeffiro

Chief Financial Officer